

GLOBAL corporate compliance





06012893

SUPPL

April 18, 2006


SEC MAIL
RECEIVED
PROCESSING
APR 26 2006
WASH. D.C.
213
SECTION

Securities & Exchange Commission
450, 5th Street NW
Washington, DC 20549
USA

Attention: Office of International Corporate Finance

Dear Sirs:

Re: ~~Solana Petroleum Corp~~. Q Gold Resources Ltd (the "Corporation")
File No. 82-4931

Please accept for filing the following documents that include information required to be made public:

1. News Release dated March 13, 2006
2. News Release dated March 15, 2006
3. Material Change Report dated March 20, 2006
4. Material Change Report Dated March 23, 2006
5. News Release dated April 10, 2006
6. News Release dated April 12, 2006
7. Material Change Report dated April 17, 2006



PROCESSED
MAY 02 2006
THOMSON
FINANCIAL

Yours truly,

GLOBAL CORPORATE COMPLIANCE INC.

Suzanne Ferguson
Administrative Assistant

encl

Global Corporate Compliance Inc. 310, 441 5th Avenue SW Calgary AB T2P 2V1
Tel: 403.216.8450 Fax: 403.216.8459 web: www.globalcci.com email: info@globalcci.com

82-4931


Q-GOLD
RESOURCES LTD.

Q-GOLD RESOURCES LTD. ("QAU": TSX-V) ANNOUNCES PROPERTY ACQUISITION

SEC 12g 3-2(b) Exemption # 82-4931

March 13, 2006

Q-Gold Resources Ltd. ("Q-Gold" or the "Corporation") announced today that it has exercised its option to acquire full title to a 5,840 acre tract of gold and base metals mining claims known as the "Cousineau Tract" (the "Tract"), which is contiguous to the Corporation's existing Foley and Golden Star gold mining claims near Mine Centre in Northwestern Ontario. The agreement permits Q-Gold to complete a 100% purchase of the Tract by paying the final option payment of $75,000 in Q-Gold shares. The Corporation initially obtained the option as the result of a reverse takeover that was completed in September 2005. Under the terms of the agreement, the original owners of the Tract are to receive 375,000 common shares of Q-Gold at a deemed price of $0.20 per share and will also retain a 2.5% Net Smelter Return (NSR). The agreement and the issuance of these shares are subject to the approval of the TSX Venture Exchange (the "Exchange").

The Tract is described in detail in a technical report prepared by Northwest Mineral Development Service of Kenora, Ontario under National Instrument 43-101 which was filed with the Exchange and on SEDAR (www.sedar.com).

Q-Gold believes that the Cousineau Tract has potential for classic deformation-zone hosted gold deposition based on the structural features, alteration and sulphide mineralization associated with the documented gold deposits of this area. Previous work on this Tract suggests that the three gold showings along strike with each other: the Alice "A", the Gold Bug, and the Emma Abbott lie within a major structural feature, with related alteration and sulphide mineralization that has a strike length of at least one mile.

Also, the Corporation considers this Tract to be a prospective host for Archean-type volcanogenic massive sulphide deposits because of the nature of the volcanic rocks and related alteration and mineralization underlying the Tract. The presence of scattered zinc and copper occurrences throughout the area, and a number of interesting EM anomalies support this conclusion.

Q-Gold's CEO and President, J. Bruce Carruthers II, said "the Corporation is particularly happy to obtain full ownership to this large, highly prospective gold and base metals block, especially in view of heightened exploration activity in the Fort Frances/ Mine Centre area of Ontario by Metalcorp, NuMax and others in recent months. Several targets on the Cousineau Tract are scheduled for investigation in our 2006 Exploration Program."

"The Corporation now holds a 100% interest in 19,035 acres of mining claims at Mine Centre, including the historic Foley and Golden Star gold mines, which combined produced over 16,000 ounces of gold in the 1890s and 1930s."

c/o Hexagon Resources, Inc.
121 E. Birch Ave., #508
Flagstaff, Arizona 86001
Phone: (928) 779-0166/ Fax: 779-0107
e-mail: QGoldResources@aol.com

Q-Gold currently has 13,906,489 shares issued and outstanding and 22,469,489 fully-diluted, prior to the issuance of any shares as contemplated in this press release.

Mr. Richard C. Beard, Consulting Geologist, a Qualified Person, as defined by NI 43-101, has reviewed and approved the technical disclosure contained in this press release.

For more information, please contact:
J. Bruce Carruthers II, President at (928) 779-0166 or visit www.QGoldResources.com

This release may contain forward looking statements implying an assessment that the resources described can be produced profitably in the future. These statements are based on current expectations that involve a number of risks and uncertainties, which could cause actual results to differ from those anticipated.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

82-4931


Q-GOLD
RESOURCES LTD.

Q-GOLD RESOURCES LTD. ANNOUNCES FINANCING WITH CANACCORD ADAMS

Not for distribution to United States newswire services or for dissemination in the United States

SEC 12g 3-2(b) Exemption # 82-4931

March 15, 2006

Q-Gold Resources Ltd. ("Q-Gold" or the "Corporation"), is pleased to announce that it has entered into an agreement with Canaccord Adams ("Canaccord Adams" or the "Agent") whereby Canaccord Adams is offering to raise, on a commercially reasonable efforts basis, up to $1,500,800 (the "Offering").

The Offering will consist of:

(1) 4,170,000 Flow-through Units ("FT Units") for aggregate gross proceeds of up to $1,000,800; and
(2) 2,500,000 Non-Flow-through Units of the Corporation ("NFT Units") for aggregate gross proceeds of up to $500,000.

The FT Units will be offered via a Short Form Offering Document ("SFOD") and the NFT Units will be offered by way of private placement (the "Private Placement").

The SFOD will involve the issuance of up to 4,170,000 FT Units at a price of $0.24 per FT Unit. Each FT Unit consists of one common share of the Corporation (the "Common Share") on a "flow-through basis" and one-half of one transferable Common Share purchase warrant (the "FT Warrant"). Each whole FT Warrant shall entitle the holder to purchase one Common Share at a price of $0.30 for a period of 24 months from issuance.

The private placement portion of the Offering will involve the issuance of up to 2,500,000 NFT Units at a price of $0.20 per NFT Unit. Each NFT Unit consists of one Common Share and one transferable Common Share purchase warrant (the "NFT Warrant"). The NFT Warrant entitles the holder to purchase one Common Share of the Corporation at a price of $0.26 for a period of 24 months from issuance. The Corporation has granted Canaccord Adams an option (the "Over-allotment Option") to solicit subscriptions for an additional 25% of the gross proceeds of the Offering, such additional subscriptions to be NFT Units offered under the Private Placement. All securities issued pursuant to the Private Placement will be subject to a four-month hold period from the date of closing.

c/o Hexagon Resources, Inc.
121 E. Birch Ave., #508
Flagstaff, Arizona 86001
Phone: (928) 779-0166/ Fax: 779-0107
e-mail: QGoldResources@aol.com

Canaccord Adams will receive an 8% cash commission on all gross proceeds raised in connection with the Offering. It will also, on completion of the Offering, receive an Agent's Option allowing Canaccord Adams to purchase that number of Agent's units (the "Agent's Unit") equal to 10% of the number of securities sold under the Offering, including the Over-allotment Option, at an exercise price of $0.20 per Agent's Unit. The Agent's Unit is comprised of one Common Share and one Common Share purchase warrant (the "Agent's Warrant"). Each Agent's Warrant shall entitle the holder to purchase one additional Common Share at a price of $0.26 for a period of 24 months from issuance of the Agent's Unit.

The Corporation has paid Canaccord Adams a non-refundable Work Fee of $5,000 and at closing, will pay Canaccord Adams a Corporate Finance Fee consisting of 200,000 Agent's Units.

Proceeds from the Offering will be used for general exploration expenditures on the Corporation's 100% owned Mine Centre mining claims in Northwestern Ontario and for general working capital. The funds raised from the issuance of the FT Units will be used for general exploration expenditures which will constitute Canadian exploration expenses (as defined in the Income Tax Act) and renounced for the 2006 taxation year.

The Offering is subject to the approval of the TSX Venture Exchange.

For more information, please contact:

Eric A. Gavin, Chief Financial Officer at (928) 779-0166

82-4931

FORM 51-102F3
MATERIAL CHANGE REPORT

Name and Address of Company
Q-Gold Resources Ltd.
#508, 121 East Birch Avenue
Flagstaff, Arizona 86001

Date of Material Change
March 13, 2006

Press Release
March 13, 2006
Method of dissemination: CCN Matthews, Canadian Select Disclosure

Summary of Material Change
The Corporation exercised its option to complete the acquisition of a 100% interest in a 5,840 acre tract located in Northwestern Ontario known as the "Cousineau Tract". Under the terms of the option, and subject to the approval of the TSX Venture Exchange, the Company will issue 375,000 common shares to the property owners. The Company obtained the rights to the Cousineau Tract option pursuant to a reverse take over transaction that was completed on September 27, 2005.

Full Description of Material Change
See full description in press release attached as Schedule "A" to this Report.

Omitted Information
No information has been omitted from this Report on the basis that it is confidential information.

Executive Officer
For further information regarding this Material Change Report please contact:
J. Bruce Carruthers II, President
Phone: (928) 779-0166

Date of Report
March 20, 2006

82-44



Schedule "A"
Q-GOLD
RESOURCES LTD.

Q-GOLD RESOURCES LTD. ("QAU": TSX-V) ANNOUNCES PROPERTY ACQUISITION

SEC 12g 3-2(b) Exemption # 82-4931

March 13, 2006

Q-Gold Resources Ltd. ("Q-Gold" or the "Corporation") announced today that it has exercised its option to acquire full title to a 5,840 acre tract of gold and base metals mining claims known as the "Cousineau Tract" (the "Tract"), which is contiguous to the Corporation's existing Foley and Golden Star gold mining claims near Mine Centre in Northwestern Ontario. The agreement permits Q-Gold to complete a 100% purchase of the Tract by paying the final option payment of $75,000 in Q-Gold shares. The Corporation initially obtained the option as the result of a reverse takeover that was completed in September 2005. Under the terms of the agreement, the original owners of the Tract are to receive 375,000 common shares of Q-Gold at a deemed price of $0.20 per share and will also retain a 2.5% Net Smelter Return (NSR). The agreement and the issuance of these shares are subject to the approval of the TSX Venture Exchange (the "Exchange").

The Tract is described in detail in a technical report prepared by Northwest Mineral Development Service of Kenora, Ontario under National Instrument 43-101 which was filed with the Exchange and on SEDAR (www.sedar.com).

Q-Gold believes that the Cousineau Tract has potential for classic deformation-zone hosted gold deposition based on the structural features, alteration and sulphide mineralization associated with the documented gold deposits of this area. Previous work on this Tract suggests that the three gold showings along strike with each other: the Alice "A", the Gold Bug, and the Emma Abbott lie within a major structural feature, with related alteration and sulphide mineralization that has a strike length of at least one mile.

Also, the Corporation considers this Tract to be a prospective host for Archean-type volcanogenic massive sulphide deposits because of the nature of the volcanic rocks and related alteration and mineralization underlying the Tract. The presence of scattered zinc and copper occurrences throughout the area, and a number of interesting EM anomalies support this conclusion.

Q-Gold's CEO and President, J. Bruce Carruthers II, said "the Corporation is particularly happy to obtain full ownership to this large, highly prospective gold and base metals block, especially in view of heightened exploration activity in the Fort Frances/ Mine Centre area of Ontario by Metalcorp, NuMax and others in recent months. Several targets on the Cousineau Tract are scheduled for investigation in our 2006 Exploration Program."

"The Corporation now holds a 100% interest in 19,035 acres of mining claims at Mine Centre, including the historic Foley and Golden Star gold mines, which combined produced over 16,000 ounces of gold in the 1890s and 1930s."

c/o Hexagon Resources, Inc.
121 E. Birch Ave., #508
Flagstaff, Arizona 86001
Phone: (928) 779-0166/ Fax: 779-0107
e-mail: QGoldResources@aol.com

Q-Gold currently has 13,906,489 shares issued and outstanding and 22,469,489 fully-diluted, prior to the issuance of any shares as contemplated in this press release.

Mr. Richard C. Beard, Consulting Geologist, a Qualified Person, as defined by NI 43-101, has reviewed and approved the technical disclosure contained in this press release.

For more information, please contact:
J. Bruce Carruthers II, President at (928) 779-0166 or visit www.QGoldResources.com

This release may contain forward looking statements implying an assessment that the resources described can be produced profitably in the future. These statements are based on current expectations that involve a number of risks and uncertainties, which could cause actual results to differ from those anticipated.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

82-4931

FORM 51-102F3
MATERIAL CHANGE REPORT

1. **Name and Address of Company**
   Q-Gold Resources Ltd.
   #508, 121 East Birch Avenue
   Flagstaff, Arizona 86001

2. **Date of Material Change**
   March 15, 2006

3. **News Release**
   March 15, 2006
   Method of dissemination – CNN Matthews, Canadian Select Disclosure

4. **Summary of Material Change**
   Q-Gold Resources Ltd. (the "Corporation") has entered into an agreement with Canaccord Adams ("Canaccord Adams") whereby Canaccord Adams is offering to raise, on a commercially reasonable efforts basis, up to $1,500,800 consisting of 4,170,000 Flow-through Units for aggregate gross proceeds of up to $1,000,800 and 2,500,000 Non-Flow-through Units of the Corporation for aggregate gross proceeds of up to $500,000.

5. **Full Description of Material Change**
   See full description in press release attached as Schedule "A" to this Report

6. **Omitted Information**
   No information has been omitted from the Report on the basis that it is confidential information.

7. **Executive Officer**
   For further information regarding this Material Change Report please contact:

   J. Bruce Carruthers II, President
   Telephone: (928) 779-0166

8. **Date of Report**
   March 23, 2006


Q-GOLD
RESOURCES

SCHEDULE "A"

Q-GOLD RESOURCES LTD. ANNOUNCES FINANCING WITH CANACCORD CAPITAL CORPORATION

Not for distribution to United States news wire services or for dissemination in the United States

SEC 12g 3-2(b) Exemption # 82-4931

March 15, 2006

Q-Gold Resources Ltd. ("Q-Gold" or the "Corporation"), is pleased to announce that it has entered into an agreement with Canaccord Adams ("Canaccord Adams" or the "Agent") whereby Canaccord Adams is offering to raise, on a commercially reasonable efforts basis, up to $1,500,800 (the "Offering").

The Offering will consist of:

(1) 4,170,000 Flow-through Units ("FT Units") for aggregate gross proceeds of up to $1,000,800; and

(2) 2,500,000 Non-Flow-through Units of the Corporation ("NFT Units") for aggregate gross proceeds of up to $500,000.

The FT Units will be offered via a Short Form Offering Document ("SFOD") and the NFT Units will be offered by way of private placement (the "Private Placement").

The SFOD will involve the issuance of up to 4,170,000 FT Units at a price of $0.24 per FT Unit. Each FT Unit consists of one common share of the Corporation (the "Common Share") on a "flow-through basis" and one-half of one transferable Common Share purchase warrant (the "FT Warrant"). Each whole FT Warrant shall entitle the holder to purchase one Common Share at a price of $0.30 for a period of 24 months from issuance.

The private placement portion of the Offering will involve the issuance of up to 2,500,000 NFT Units at a price of $0.20 per NFT Unit. Each NFT Unit consists of one Common Share and one transferable Common Share purchase warrant (the "NFT Warrant"). The NFT Warrant entitles the holder to purchase one Common Share of the Corporation at a price of $0.26 for a period of 24 months from issuance. The Corporation

has granted Canaccord Adams an option (the "Over-allotment Option") to solicit subscriptions for an additional 25% of the gross proceeds of the Offering, such additional subscriptions to be NFT Units offered under the Private Placement. All securities issued pursuant to the Private Placement will be subject to a four-month hold period from the date of closing.

do Hexagon Resources, Inc.
121 B. Birch Ave., #508
Flagstaff, Arizona 86001
Phone: (928) 779-0166/ Fax: 779-0107
e-mail: QGoldResources@aol.com

Canaccord Adams will receive an 8% cash commission on all gross proceeds raised in connection with the Offering. It will also, on completion of the Offering, receive an Agent's Option allowing Canaccord Adams to purchase that number of Agent's units (the "Agent's Unit") equal to 10% of the number of securities sold under the Offering, including the Over-allotment Option, at an exercise price of $0.20 per Agent's Unit. The Agent's Unit is comprised of one Common Share and one Common Share purchase warrant (the "Agent's Warrant"). Each Agent's Warrant shall entitle the holder to purchase one additional Common Share at a price of $0.26 for a period of 24 months from issuance of the Agent's Unit.

The Corporation has paid Canaccord Adams a non-refundable Work Fee of $5,000 and at closing, will pay Canaccord Adams a Corporate Finance Fee consisting of 200,000 Agent's Units.

Proceeds from the Offering will be used for general exploration expenditures on the Corporation's 100% owned Mine Centre mining claims in Northwestern Ontario and for general working capital. The funds raised from the issuance of the FT Units will be used for general exploration expenditures which will constitute Canadian exploration expenses (as defined in the Income Tax Act) and renounced for the 2006 taxation year.

The Offering is subject to the approval of the TSX Venture Exchange.

For more information, please contact:

Eric A. Gavin, Chief Financial Officer at (928) 779-0166

This release may contain forward looking statements implying an assessment that the resources described can be produced profitably in the future. These statements are based on current expectations that involve a number of risks and uncertainties, which could cause actual results to differ from those anticipated.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

82-4931


Q-GOLD
RESOURCES LTD.

Q-GOLD RESOURCES LTD. UPDATES FINANCING WITH CANACCORD ADAMS

Not for distribution to United States newswire services or for dissemination in the United States

SEC 12g 3-2(b) Exemption # 82-4931

April 10, 2006

Q-Gold Resources Ltd. ("Q-Gold" or the "Corporation") would advise that its filing with the TSX Venture Exchange (the "Exchange") of a proposed financing of up to $1,500,800 (the "Offering") with Canaccord Adams has been slightly delayed.

The Corporation's delay in filing the requisite forms with the Exchange was as a result of Q-Gold's preparing an extensive update to its NI 43-101 Report on over 19,000 acres of prospective gold and base metal mining claims and leases in the historic Mine Centre Gold Camp of Northwestern Ontario.

The Offering, as previously announced by the Corporation in a press release dated March 15, 2006, will consist of:

(1) 4,170,000 Flow-through Units ("FT Units") for aggregate gross proceeds of up to $1,000,800; and
(2) 2,500,000 private placement units of the Corporation ("PP Units") for aggregate gross proceeds of up to $500,000.

The FT Units will be offered via a Short Form Offering Document ("SFOD") and the PP Units will be offered by way of private placement (the "Private Placement").

The SFOD will involve the issuance of up to 4,170,000 FT Units at a price of $0.24 per FT Unit. Each FT Unit consists of one common share of the Corporation (the "Common Share") on a "flow-through basis" and one-half of one transferable Common Share purchase warrant (the "NFT Warrant"). Each whole NFT Warrant shall entitle the holder to purchase one Common Share at a price of $0.30 for a period of 24 months from issuance.

The private placement portion of the Offering will involve the issuance of up to 2,500,000 PP Units at a price of $0.20 per PP Unit. Each PP Unit consists of one Common Share and one transferable Common Share purchase warrant (the "PP Warrant"). The PP Warrant entitles the holder to purchase one Common Share of the Corporation at a price of $0.26 for a period of 24 months from issuance. The Corporation has granted Canaccord Adams an option (the "Over-allotment Option") to solicit subscriptions for an additional 25% of the gross proceeds of the Offering, such additional subscriptions to be PP Units offered under the Private Placement. All

c/o Hexagon Resources, Inc.
121 E. Birch Ave., #508
Flagstaff, Arizona 86001
Phone: (928) 779-0166/ Fax: 779-0107
e-mail: QGoldResources@aol.com

securities issued pursuant to the Private Placement will be subject to a four-month hold period from the date of closing.

Proceeds from the Offering will be used for general exploration expenditures on the Corporation's 100% owned Mine Centre mining claims and leases and for general working capital. The funds raised from the issuance of the FT Units will be used for general exploration expenditures which will constitute Canadian exploration expenses (as defined in the Income Tax Act) and renounced for the 2006 taxation year.

The Corporation anticipates that the financing documents will be filed shortly with the Exchange.

The Offering is subject to the approval of the TSX Venture Exchange.

For more information, please contact:

Eric A. Gavin, Chief Financial Officer at (928) 779-0166

This release may contain forward looking statements implying an assessment that the resources described can be produced profitably in the future. These statements are based on current expectations that involve a number of risks and uncertainties, which could cause actual results to differ from those anticipated.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

82-4931


Q-GOLD
RESOURCES LTD.

Q-GOLD RESOURCES LTD. ANNOUNCES INTENTION TO GRANT STOCK OPTIONS

SEC 12g 3-2(b) Exemption # 82-4931

April 12, 2006

Q-Gold Resources Ltd. (the "Corporation") announces that, upon completion of the previously announced proposed financing of up to $1,500,800 with Canaccord Adams, it intends to grant 100,000 stock options to each of Eugene Chen and Wayne Young, 80,000 stock options to each of J. Bruce Carruthers II, John A. Bolen and William F. Mudon, all directors of the Corporation, and 80,000 stock options to Eric A. Gavin, Chief Financial Officer of the Corporation. The stock options will be exercisable for a period of five years from the date of the grant at a price of $0.26 per share.

For more information, please contact:

Eric A. Gavin, Chief Financial Officer at (928) 779-0166

This release may contain forward looking statements implying an assessment that the resources described can be produced profitably in the future. These statements are based on current expectations that involve a number of risks and uncertainties, which could cause actual results to differ from those anticipated.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

c/o Hexagon Resources, Inc.
121 E. Birch Ave., #508
Flagstaff, Arizona 86001
Phone: (928) 779-0166/ Fax: 779-0107
e-mail: QGoldResources@aol.com

82-4931

FORM 51-102F3
MATERIAL CHANGE REPORT

Name and Address of Company
Q-Gold Resources Ltd.
#508, 121 East Birch Avenue
Flagstaff, Arizona 86001


SEC MAIL PROCESSING
RECEIVED
2006
WASH, D.C. 213
SECTION

Date of Material Change
April 12, 2006

Press Release
April 12, 2006
Method of dissemination: Canada Stockwatch

Summary of Material Change
See summary in press release attached as Schedule "A" to this Report.

Full Description of Material Change
Under the terms of the Corporation's Stock Option Plan, the Board of Directors of the Corporation passed a resolution to grant stock options to the following directors and officers:

Name	Stock Options
Eugene Chen	100,000
Wayne Young	100,000
J. Bruce Carruthers II	80,000
John A. Bolen	80,000
William F. Mudon	80,000
Eric A. Gavin	80,000
Total	**520,000**

These stock options will be exercisable at $0.26 for five years from the date of the grant The formal grant of these stock options is subject to the completion of the previously announced proposed financing of up to $1,500,800 with Canaccord Adams.

Omitted Information
No information has been omitted from this Report on the basis that it is confidential information.

Executive Officer
For further information regarding this Material Change Report please contact:
Eric A. Gavin, Chief Financial Officer
Phone: (928) 779-0166

Date of Report
April 17, 2006

82-4931

<u>SCHEDULE "A"</u>


Q-GOLD
RESOURCES LTD.

Q-GOLD RESOURCES LTD. ANNOUNCES INTENTION TO GRANT STOCK OPTIONS

SEC 12g 3-2(b) Exemption # 82-4931

April 12, 2006

Q-Gold Resources Ltd. (the "Corporation") announces that, upon completion of the previously announced proposed financing of up to $1,500,800 with Canaccord Adams, it intends to grant 100,000 stock options to each of Eugene Chen and Wayne Young, 80,000 stock options to each of J. Bruce Carruthers II, John A. Bolen and William F. Mudon, all directors of the Corporation, and 80,000 stock options to Eric A. Gavin, Chief Financial Officer of the Corporation. The stock options will be exercisable for a period of five years from the date of the grant at a price of $0.26 per share.

For more information, please contact:

Eric A. Gavin, Chief Financial Officer at (928) 779-0166

This release may contain forward looking statements implying an assessment that the resources described can be produced profitably in the future. These statements are based on current expectations that involve a number of risks and uncertainties, which could cause actual results to differ from those anticipated.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.